Exhibit 99.3

VOTING AND SUPPORT AGREEMENT

September 11, 2017

Dear Securityholder of Richmont Mines Inc.:

Re:	Acquisition by Alamos Gold Inc. of all of the issued and outstanding common shares of Richmont Mines Inc. pursuant to a plan of arrangement

Alamos Gold Inc. (“Alamos”), and Richmont Mines Inc. (“Richmont”) are entering into an arrangement agreement on the date hereof, as amended from time to time (the “Arrangement Agreement”), providing for, among other things, the acquisition by Alamos of all of the issued and outstanding common shares of Richmont by way of a plan of arrangement under Section 414 of the Business Corporations Act (Québec) (“QBCA”). For good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by the undersigned securityholder (the “Securityholder” and, together with Alamos, the “Parties” and, each individually, a “Party”), the Securityholder agrees as follows:

1.	OWNERSHIP OF SHARES, OPTIONS, RSUs AND DSUs

Alamos understands that the Securityholder is the beneficial owner, directly or indirectly, of, or has direction or control over, (i) the number of common shares (the “Shares”) of Richmont, if any, (ii) the number of options exercisable for common shares of Richmont (the “Options”), if any, (iii) the number of restricted share units which may be settled for common shares of Richmont (“RSUs”), if any, and (iv) the number of deferred share units which may be settled for common shares of Richmont (“DSUs”), if any, set forth in the Securityholders’ acceptance (the “Acceptance”) at the end of this voting and support agreement (this “Agreement”).

2.	THE ARRANGEMENT

Richmont and Alamos expect to undertake a transaction on the terms and conditions set out in the Arrangement Agreement (the “Proposed Transaction”) pursuant to which, among other things, Alamos will acquire all of the issued and outstanding common shares of Richmont by way of a plan of arrangement under Section 414 of the QBCA.

Capitalized terms used in this Agreement but not otherwise defined herein shall have the respective meanings ascribed thereto in the Arrangement Agreement.

3.	COVENANTS OF THE SECURITYHOLDER

The Securityholder covenants and agrees that, until the earlier of: (i) the closing of the Proposed Transaction and (ii) the date this Agreement is terminated in accordance with its terms, the Securityholder shall:

(a)	attend (either in person or by proxy) any Richmont Meeting (including any adjournments and postponements thereof), and at the Richmont Meeting, vote or cause to be voted all of: (i) the Shares; (ii) any Shares acquired by or issued to the Securityholder on or following the date hereof (including any common shares of Richmont issued upon the exercise of Options, RSUs or DSUs); (iii) the Options, RSUs or DSUs; and (iv) any Options, RSUs or DSUs acquired by or issued to the

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Securityholder on or following the date hereof, that are beneficially owned by, or over which control or direction is exercised by, the Securityholder and which are entitled to be voted at the Richmont Meeting (the “Subject Securities”) in favour of the Proposed Transaction and all matters related thereto;

(b)	vote or cause to be voted (in person or by proxy) at any meeting of the securityholders of Richmont any Subject Securities against, or not tender or cause to be tendered any Subject Securities to:

(i)	any corporate transaction, such as a merger, amalgamation, arrangement, rights offering, reorganization, recapitalization, liquidation, take-over bid, sale or transfer of a material amount of assets of Richmont or similar transaction involving Richmont or the common shares of Richmont other than the Proposed Transaction and any transaction related thereto;

(ii)	the issuance of any securities of Richmont (other than pursuant to the exercise of Options or the settlement of RSUs or DSUs) other than the Proposed Transaction and any transaction related thereto;

(iii)	any action that is reasonably likely to impede, interfere with, delay, postpone, hinder, prevent, or adversely affect in any material respect the Proposed Transaction including, without limitation, any Acquisition Proposal; or

(iv)	any action or agreement that would result in a breach of any representation, warranty, or covenant or other obligation of Richmont in the Arrangement Agreement;

(c)	upon the request or direction of Alamos, execute a proxy in respect of any resolution referred to in Section 3(b), and have all of its Subject Securities counted or not counted (as directed by Alamos) as part of a quorum in connection with any meeting of securityholders of Richmont relating to matters set forth in Section 3(b);

(d)	for greater certainty, in connection with any matter referred to in Section 3(b), consult with Alamos prior to exercising any voting rights attached to its Subject Securities and exercise or procure the exercise of such voting rights as Alamos shall instruct, including the delivery to Alamos, upon its request or direction, of a proxy in respect of any such resolution;

(e)	not, without the prior written consent of Alamos, sell, transfer, assign, pledge, encumber or otherwise dispose of, or enter into any agreement or understanding relating to the sale, transfer, assignment, pledge, encumbrance or other disposition of, the Subject Securities or any interest therein (other than as contemplated herein), provided, however, that nothing contained herein shall prohibit the Securityholder from exercising any Options or settling any RSUs or DSUs for cash and/or common shares of Richmont, as applicable (it being understood that such Subject Securities will be voted in accordance with Section 3(a));

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(f)	not, except as required pursuant to this Agreement, grant or agree to grant any proxy or other right to vote the Subject Securities or enter into any voting trust or pooling agreement or arrangement in respect of the Subject Securities or enter into or subject any of the Subject Securities to any other agreement, arrangement, understanding or commitment, formal or informal, with respect to or relating to the voting or tendering thereof or revoke any proxy granted pursuant to this Agreement;

(g)	not exercise any rights of dissent or appraisal in respect of any resolution approving the Proposed Transaction or any aspect thereof or matter related thereto, and not exercise any other securityholder rights or remedies available at common law or pursuant to applicable corporate or securities law or other legislation or not take any action that is reasonably likely to in any manner impede, interfere with, delay, postpone, hinder, prevent, or challenge the Proposed Transaction;

(h)	subject to Section 7, not, except as may be expressly permitted by the Arrangement Agreement or by Alamos in writing, directly or indirectly:

(i)	solicit, initiate, knowingly encourage or otherwise facilitate (including by way of furnishing information, knowingly permitting any visit to facilities or properties of Richmont or any of its Subsidiaries or entering into any form of agreement, arrangement or understanding) any inquiry, proposal, expression of interest or offer that constitutes or that may reasonably be expected to lead an Acquisition Proposal;

(ii)	participate, directly or indirectly, in any discussions or negotiations regarding any inquiry, proposal, expression of interest or offer that constitutes or that may reasonably be expected to lead to an Acquisition Proposal (provided that, if the Securityholder is a director or officer of Richmont, the Securityholder may, in such capacity, advise any person making an unsolicited Acquisition Proposal that such Acquisition Proposal does not constitute a Richmont Superior Proposal if the Richmont Board has so determined in compliance with Article 6 of the Arrangement Agreement) or otherwise cooperate with or assist any effort or attempt to make any Acquisition Proposal;

(iii)	requisition or join in the requisition of any meeting of the securityholders of Richmont for the purpose of considering any resolution; or

(iv)	solicit or arrange (or provide assistance to any other person to arrange) for the solicitation of proxies relating to, or purchases of or offers to sell, common shares of Richmont or securities convertible into or exchangeable or exercisable for, or representing, common shares of Richmont, or act in concert or jointly with any other person for the purpose of acquiring any common shares of Richmont or securities convertible into or exchangeable or exercisable for, or representing, common shares of Richmont for the purpose of influencing the voting of common shares of Richmont or

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affecting the control of Richmont, other than, in the case of proxy solicitation, in support of the Proposed Transaction; and

(i)	promptly notify Alamos upon any of undersigned’s representations or warranties contained in this Agreement becoming untrue or incorrect in any material respect prior to the termination of this Agreement.

The Securityholder acknowledges and agrees that any Options, RSUs and DSUs held by him or her, to the extent not exercised or settled, shall be treated in accordance with the Arrangement and he or she shall take all steps required of him or her to give effect to such treatment.

4.	DEPOSIT OF PROXY

The Securityholder hereby covenants and agrees in favour of Alamos that (i) no later than 10 days prior to the date of the Richmont Meeting, the Securityholder shall cause duly completed forms of proxy or voting instruction forms, as applicable, in respect of all the Subject Securities to be validly delivered to Richmont (or as otherwise directed on such forms) to cause the Subject Securities to be voted in favour of the Proposed Transaction, and (ii) such forms of proxy or voting instruction forms, as applicable, shall not be revoked or withdrawn, unless prior written consent from Alamos has been obtained or this Agreement is terminated pursuant to Section 8(a).

5.	REPRESENTATIONS AND WARRANTIES OF THE SECURITYHOLDER

The Securityholder hereby represents and warrants to Alamos as follows and acknowledges that Alamos is relying on such representations and warranties in connection with entering into this Agreement and the Proposed Transaction:

(a)	the Securityholder is the sole beneficial owner of the Shares, Options, RSUs and DSUs, with valid and marketable title thereto, free and clear of all claims, liens, charges, encumbrances and security interests other than those arising by operation of statute and no person has any agreement, option, or any right or privilege capable of becoming an agreement or option, for the purchase, acquisition or transfer of the Shares, Options, RSUs or DSUs, or any interest therein or right thereto, from the Securityholder except pursuant to the Proposed Transaction;

(b)	(i) the only securities of Richmont beneficially owned, directly or indirectly, or over which control or direction is exercised by the Securityholder are those listed in the Acceptance, and (ii) the Securityholder has no other agreement, options, warrants or securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, securities of Richmont or any right or privilege capable of becoming an agreement or option for the purchase or acquisition by the Securityholder or transfer to the Securityholder of additional securities of Richmont or any interest therein;

(c)	the Securityholder has the sole right to dispose of or transfer (or cause to be disposed of or transferred) all of its Shares, Options, RSUs and DSUs now held, and will have the right to dispose of or transfer (or cause to be disposed of or transferred) all Shares, Options, RSUs and DSUs hereafter acquired by it (in each

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case subject, in respect of any Option, RSU or DSU, to the express terms of the Richmont LTIP or the Richmont DSU Plan, as applicable, and of any document evidencing the grant of such Option, RSU or DSU);

(d)	the Securityholder has the sole right to vote (or cause to be voted) all of its Subject Securities now held and will have the sole right to vote (or cause to be voted) all Subject Securities hereafter acquired by it;

(e)	this Agreement has been duly executed and delivered and is a valid and binding agreement, enforceable against the Securityholder in accordance with its terms, and the performance by the Securityholder of its obligations hereunder will not constitute a violation or breach of or default under, or conflict with, any contract, commitment, agreement, understanding or arrangement of any kind to which the Securityholder will be a party and by which the Securityholder will be bound at the time of such performance; and

(f)	the Securityholder has received a substantially final draft of the Arrangement Agreement dated September 11, 2017, and has read and fully understands such draft of the Arrangement Agreement and the transactions contemplated thereby. The Securityholder acknowledges and agrees that the Securityholder has had the opportunity to seek independent legal advice with respect to this Agreement, the Arrangement Agreement and the transactions contemplated hereby and thereby, and that any failure on the Securityholder’s part to seek independent legal advice shall not affect (and the Securityholder shall not assert that it affects) the validity, enforceability or effect of this Agreement or the Arrangement Agreement.

6.	REPRESENTATIONS AND WARRANTIES OF ALAMOS

Alamos hereby represents and warrants to the Securityholder that (a) the execution and delivery of this Agreement by Alamos and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Alamos, (b) this Agreement is a valid and binding agreement, enforceable against Alamos in accordance with its terms, and (c) the performance by Alamos of its obligations hereunder will not constitute a violation or breach of or default under, or conflict with (i) any contract, commitment, agreement, understanding or arrangement of any kind to which Alamos will be a party and by which Alamos will be bound at the time of such consummation or performance, as the case may be, or (ii) any applicable Laws, and Alamos acknowledges that the Securityholder is relying on such representations and warranties in connection with entering into this Agreement.

7.	SECURITYHOLDER CAPACITY

Alamos hereby acknowledges that the Securityholder is entering into this Agreement only in its capacity as the beneficial owner of its respective Shares, Options, RSUs and DSUs and that nothing in this Agreement shall in any way restrict, limit or prohibit the Securityholder from taking any action in his or her capacity as director or officer of Richmont or any of its Subsidiaries that is necessary for him or her to comply with his or her fiduciary duties as a director or officer of Richmont under applicable Law or that is permitted by the Arrangement Agreement and any such action by the Securityholder shall not constitute a violation of this Agreement.

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8.	TERMINATION

(a)	The obligations of the Securityholder and Alamos under this Agreement shall automatically terminate upon the closing of the Proposed Transaction. The obligations of the Securityholder and Alamos under this Agreement:

	(i)	may also be terminated at any time by mutual consent in writing of Alamos and the Securityholder; or

	(ii)	unless extended by mutual agreement of the Parties, shall also be terminated automatically upon the Arrangement Agreement being terminated in accordance with its terms.

(b)	If this Agreement is terminated as provided in Section 8(a), this Agreement shall forthwith become void and of no further force or effect and there shall be no liability on the part of either Party to the other except that the provisions of Section 10, 11, 14, 15, 16, 17, and 18 will survive any termination hereof pursuant to Section (a), provided that the foregoing shall not relieve any Party from any liability for any breach of this Agreement arising prior to such termination.

9.	AMENDMENT

Except as expressly set forth herein, this Agreement shall not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by each of the Parties.

10.	ENTIRE AGREEMENT

This Agreement constitutes the entire agreement between the Parties pertaining to the subject matter of this Agreement.

11.	ASSIGNMENT

Neither Party may assign any of its rights or obligations under this Agreement without the prior written consent of the other Party.

12.	SUCCESSORS; NO THIRD PARTY BENEFICIARIES

This Agreement shall be binding upon, enure to the benefit of and be enforceable by, the Parties and their respective heirs, executors, administrators, successors and permitted assigns. Nothing in this Agreement, express or implied, is intended to confer on any person other than the Parties or the Parties’ respective heirs, executors, administrators, successors or permitted assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement.

13.	TIME OF THE ESSENCE

Time is of the essence of this Agreement.

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14.	UNENFORCEABLE TERMS

If any provision of this Agreement or the application thereof to a Party or circumstance is invalid or unenforceable to any extent then the remainder of this Agreement or application of such provision to a Party or circumstance (other than those to which it is held invalid or unenforceable) is not affected thereby and each remaining provision of this Agreement is valid and is enforceable to the fullest extent permitted by Law.

15.	APPLICABLE LAW

(a)	This Agreement is to be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein without regard to any conflicts of law provisions, and each of the Parties irrevocably attorns to the non-exclusive jurisdiction of the courts of the Province of Ontario.

(b)	The Parties waive the application of any rule of Law which otherwise would be applicable in connection with the construction of this Agreement that ambiguous or conflicting terms or provisions should be construed against the Party that (or counsel of which) prepared the executed agreement or any earlier draft of the same.

16.	NOTICE

Any notice or other communication required or permitted to be given hereunder shall be sufficiently given if delivered:

(a)	in the case of the Securityholder, to the address appearing in the Acceptance; and

(b)	in the case of Alamos:

Alamos Gold Inc.
Brookfield Place, 181 Bay Street
Suite 3910
Toronto, Ontario
M5J 2T3

Attention: Nils Engelstad
Facsimile: 416-368-2934
Email: notice@alamosgold.com

or to such other address as the Party to which such notice or other communication is to be given has last notified the Party giving the same in the manner provided in this Section 16. Any notice or other communication given or made is deemed to have been duly given or made as at the date delivered or sent if delivered personally or sent by fax or email transmission at the address for service provided herein during normal business hours on a business day, or otherwise on the next business day.

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17.	ENFORCEMENT

The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that either Party is entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, on a non-exclusive basis, in any court of the Province of Ontario having jurisdiction, this being in addition to any other remedy to which such Party is entitled at law or in equity.

18.	EXPENSES

The Parties agree to pay their own respective expenses incurred in connection with this Agreement.

19.	FURTHER ASSURANCES

Each of the Securityholder and Alamos will, from time to time, execute and deliver all such further documents and instruments and do all such acts and things as the other Party may reasonably require (at the requesting Party’s cost) to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement.

20.	DISCLOSURE

The Parties consent to the disclosure of the substance of this Agreement in any press release required by applicable Laws or any circular relating to the Richmont Meeting and to the filing of this Agreement as may be required pursuant to applicable Laws. A copy of this Agreement may be provided to the directors of Richmont.

21.	COUNTERPART EXECUTION

This Agreement may be signed by fax or other electronic means and in counterparts, which, together, are deemed to constitute one valid and binding agreement and delivery of such counterparts may be effected by means of fax or other electronic means.

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ALAMOS GOLD INC.

By:	“John A. McCluskey”
Name: John A. McCluskey
Title: President and Chief Executive Officer

[Signature Page to Richmont Securityholder Voting and Support Agreement]

Acceptance by Securityholder

The foregoing is hereby accepted as of and with effect from the 11th day of September, 2017 and the undersigned hereby confirms that the undersigned beneficially owns, directly or indirectly, or has control or direction over the Shares, Options, RSUs and DSUs indicated below:

66,414	Shares

62,354	Options

18,564	RSUs

Nil	DSUs

[redacted]	“Daniel Adam”
Signature of Witness	Signature of Securityholder or, if a corporation, authorized signing officer of the Securityholder

[redacted]	Daniel Adam
Name of Witness (Please print)	Name of Securityholder (Please print)

Address:

[redacted]

Facsimile:

Email:

Acceptance by Securityholder

The foregoing is hereby accepted as of and with effect from the 11th day of September, 2017 and the undersigned hereby confirms that the undersigned beneficially owns, directly or indirectly, or has control or direction over the Shares, Options, RSUs and DSUs indicated below:

123,259	Shares

691,355	Options

95,903	RSUs

Nil	DSUs

[redacted]	“Renaud Adams”
Signature of Witness	Signature of Securityholder or, if a corporation, authorized signing officer of the Securityholder

[redacted]	Renaud Adams
Name of Witness (Please print)	Name of Securityholder (Please print)

Address:

[redacted]

Facsimile:

Email:

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Acceptance by Securityholder

The foregoing is hereby accepted as of and with effect from the 11th day of September, 2017 and the undersigned hereby confirms that the undersigned beneficially owns, directly or indirectly, or has control or direction over the Shares, Options, RSUs and DSUs indicated below:

19,425	Shares

100,000	Options

6,667	RSUs

10,764	DSUs

[redacted]	“Peter Barnes”
Signature of Witness	Signature of Securityholder or, if a corporation, authorized signing officer of the Securityholder

[redacted]	Peter Barnes
Name of Witness (Please print)	Name of Securityholder (Please print)

Address:

[redacted]

Facsimile:

Email:

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Acceptance by Securityholder

The foregoing is hereby accepted as of and with effect from the 11th day of September, 2017 and the undersigned hereby confirms that the undersigned beneficially owns, directly or indirectly, or has control or direction over the Shares, Options, RSUs and DSUs indicated below:

9,900	Shares

111,643	Options

9,687	RSUs

Nil	DSUs

[redacted]	“Christian Bourcier”
Signature of Witness	Signature of Securityholder or, if a corporation, authorized signing officer of the Securityholder

[redacted]	Christian Bourcier
Name of Witness (Please print)	Name of Securityholder (Please print)

Address:

[redacted]

Facsimile:

Email:

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Acceptance by Securityholder

The foregoing is hereby accepted as of and with effect from the 11th day of September, 2017 and the undersigned hereby confirms that the undersigned beneficially owns, directly or indirectly, or has control or direction over the Shares, Options, RSUs and DSUs indicated below:

12,971	Shares

96,319	Options

22,952	RSUs

Nil	DSUs

[redacted]	“Steve Burleton”
Signature of Witness	Signature of Securityholder or, if a corporation, authorized signing officer of the Securityholder

[redacted]	Steve Burleton
Name of Witness (Please print)	Name of Securityholder (Please print)

Address:

[redacted]

Facsimile:

Email:

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Acceptance by Securityholder

The foregoing is hereby accepted as of and with effect from the 11th day of September, 2017 and the undersigned hereby confirms that the undersigned beneficially owns, directly or indirectly, or has control or direction over the Shares, Options, RSUs and DSUs indicated below:

15,000	Shares

200,000	Options

5,293	RSUs

Nil	DSUs

[redacted]	“Rob Chausse”
Signature of Witness	Signature of Securityholder or, if a corporation, authorized signing officer of the Securityholder

[redacted]	Rob Chausse
Name of Witness (Please print)	Name of Securityholder (Please print)

Address:

[redacted]

Facsimile:

Email:

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Acceptance by Securityholder

The foregoing is hereby accepted as of and with effect from the 11th day of September, 2017 and the undersigned hereby confirms that the undersigned beneficially owns, directly or indirectly, or has control or direction over the Shares, Options, RSUs and DSUs indicated below:

16,538	Shares

112,829	Options

17,341	RSUs

Nil	DSUs

[redacted]	“Anne Day”
Signature of Witness	Signature of Securityholder or, if a corporation, authorized signing officer of the Securityholder

[redacted]	Anne Day
Name of Witness (Please print)	Name of Securityholder (Please print)

Address:

[redacted]

Facsimile:

Email:

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Acceptance by Securityholder

The foregoing is hereby accepted as of and with effect from the 11th day of September, 2017 and the undersigned hereby confirms that the undersigned beneficially owns, directly or indirectly, or has control or direction over the Shares, Options, RSUs and DSUs indicated below:

34,196	Shares

153,867	Options

11,000	RSUs

28,764	DSUs

[redacted]	“Elaine Ellingham”
Signature of Witness	Signature of Securityholder or, if a corporation, authorized signing officer of the Securityholder

[redacted]	Elaine Ellingham
Name of Witness (Please print)	Name of Securityholder (Please print)

Address:

[redacted]

Facsimile:

Email:

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Acceptance by Securityholder

The foregoing is hereby accepted as of and with effect from the 11th day of September, 2017 and the undersigned hereby confirms that the undersigned beneficially owns, directly or indirectly, or has control or direction over the Shares, Options, RSUs and DSUs indicated below:

25,000	Shares

16,667	Options

11,000	RSUs

43,145	DSUs

[redacted]	“René Marion”
Signature of Witness	Signature of Securityholder or, if a corporation, authorized signing officer of the Securityholder

[redacted]	René Marion
Name of Witness (Please print)	Name of Securityholder (Please print)

Address:

[redacted]

Facsimile:

Email:

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Acceptance by Securityholder

The foregoing is hereby accepted as of and with effect from the 11th day of September, 2017 and the undersigned hereby confirms that the undersigned beneficially owns, directly or indirectly, or has control or direction over the Shares, Options, RSUs and DSUs indicated below:

10,000	Shares

63,001	Options

11,000	RSUs

28,764	DSUs

[redacted]	“Michael Pesner”
Signature of Witness	Signature of Securityholder or, if a corporation, authorized signing officer of the Securityholder

[redacted]	Michael Pesner
Name of Witness (Please print)	Name of Securityholder (Please print)

Address:

[redacted]

Facsimile:

Email:

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Acceptance by Securityholder

The foregoing is hereby accepted as of and with effect from the 11th day of September, 2017 and the undersigned hereby confirms that the undersigned beneficially owns, directly or indirectly, or has control or direction over the Shares, Options, RSUs and DSUs indicated below:

33,833	Shares

144,185	Options

21,561	RSUs

Nil	DSUs

[redacted]	“Nicole Veilleux”
Signature of Witness	Signature of Securityholder or, if a corporation, authorized signing officer of the Securityholder

[redacted]	Nicole Veilleux
Name of Witness (Please print)	Name of Securityholder (Please print)

Address:

[redacted]

Facsimile:

Email:

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